UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
December 2, 2024

In the Matter of

Wireless electrical Grid LAN, d/b/a WiGL Inc
1919 Commerce Drive, Suite #120
Hampton, VA 23666

File No: 024-11732

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

Wireless electrical Grid LAN, d/b/a WiGL Inc filed with the Commission a post-qualification amendment to an offering statement regarding an offering of securities under Section 3(b) of the Securities Act of 1933. The post-qualification amendment has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on December 2, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief